December 8, 2009

William J. Wagner
Chairman of the Board, President and Chief Executive Officer
Chicopee Bancorp, Inc.
70 Center Street
Chicopee, Massachusetts 01013

> **Re: Chicopee Bancorp, Inc.**
> **Form 10-K for December 31, 2008**
> **Form 10-Q for March 31, 2009**
> **Form 10-Q for June 30, 2009**
> **Definitive Proxy Statement filed April 13, 2009**
> **File Number 000-51996**

Dear Mr. Wagner:

We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2008, Forms 10-Q for March 31, 2009 and June 30, 2009 and your Definitive Proxy Statement filed April 13, 2009 and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Branch Chief